Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-262964
$1,000,000,000
5.502% Fixed Rate / Floating Rate Senior Notes due 2035
This pricing term sheet supplements the information set forth under “Description of Notes” in the Preliminary
Prospectus Supplement, subject to completion, dated September 3, 2024 (the “Preliminary Prospectus Supplement”)
to the Prospectus dated February 24, 2022.

Issuer:	Regions Financial Corporation (the “Issuer”)

Title of Security:	5.502% Fixed Rate / Floating Rate Senior Notes due 2035 (the “Notes”)

Expected Rating (Moody’s/S&P/Fitch)	Baa1 (negative) / BBB+ (stable) / A- (stable) (Moody’s / S&P / Fitch)

Currency	USD

Principal Amount	$1,000,000,000

Securities Type	SEC Registered Senior Notes

Trade Date	September 3, 2024

Settlement Date	September 6, 2024 (T+3)

Maturity Date	September 6, 2035

Fixed Rate Period	From, and including, September 6, 2024 to, but excluding, September 6, 2034

Floating Rate Period	From, and including, September 6, 2034 to, but excluding, September 6, 2035

Coupon	Fixed Rate Period: 5.502% Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Compounded SOFR” in the Preliminary Prospectus Supplement, plus 2.060%

Payment Frequency	Fixed Rate Period: Semi-Annually Floating Rate Period: Quarterly

Interest Payment Dates	Fixed Rate Period: March 6 and September 6 of each year, commencing March 6, 2025 Floating Rate Period: December 6, 2034, March 6, 2035, June 6, 2035 and September 6, 2035

Day Count Convention	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption
On and after March 6, 2025 (the date that is 181 days after the Settlement
Date) (or, if additional notes are issued after the Settlement Date, on or after the date that is 181 days after the issue date of such additional notes) and prior to September 6, 2034, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the
Notes—Redemption” in the Preliminary Prospectus Supplement).
On September 6, 2034, the Issuer may, at its option, upon not less than
10 nor more than 60 days’ prior notice, redeem all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.
At any time on or after June 6, 2035, the Issuer may, at its option, upon not less than 10 nor more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.
Holders of any Notes redeemed will also receive accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Make-whole Spread	T+25 basis points

Benchmark Treasury	3.875% US Treasury due August 15, 2034

Spread to Benchmark Treasury	»165 basis points

Benchmark Treasury Spot and Yield	100-06;3.852%

Yield to Maturity	5.502%

Price to Public	100.000% of Principal Amount

Net Proceeds to Issuer (after the underwriting discount, before offering expenses)	$996,000,000

Denominations	$2,000 x $1,000

CUSIP / ISIN	7591EP AV2/ US7591EPAV24

Joint Book-Running Managers	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. UBS Securities LLC Regions Securities LLC

Co-Managers	Academy Securities, Inc. MFR Securities, Inc.
*A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
**It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository
Trust Company against payment in New York, New York on or about the third business day following the date of this pricing term sheet. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes more than one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.
The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement)
with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.
Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at
1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, UBS Securities LLC at 1-888-827-7275 and
Regions Securities LLC at (800) 734-4667.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO
THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES
WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA
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